Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of securities registered in the Securities Registry

Santiago, August 2, 2023

Mrs.

Solange Berstein Jauregui

President

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449

Santiago

Ref.:       Communicates MATERIAL FACT

__________________________

Dear Madam:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Regulation No. 30, duly authorized by the Board of Directors in a meeting held on this same date, I inform as a MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM“or the “Company”), to the Financial Market Commission, as follows:

●	As reported by means of a material fact dated December 15, 2022, on November 3, 2022, LATAM emerged from its reorganization process in the United States of America in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America (the ” Chapter 11 Proceedings”). Notwithstanding the abovementioned, certain rules of Chapter 11 of Title 11 of the Code of the United States of America, still impose certain obligations to the Company. One of said obligations consists of issuing, as part of the closing of the Chapter 11 Proceedings, on a quarterly basis until the closing of the case, reports called “Post Confirmation Reports” (“PCR”).

●	On June 29, 2023, following the substantial resolution of remaining matters in the Chapter 11 Proceedings and all appeals of the Confirmation Order, the Bankruptcy Court entered a final decree in the Chapter 11 Proceedings and ordered the closing of the case (the “Closing Date”).

●	By virtue of the foregoing, we make available to your Commission and the market in general, the last PCR with partial information up to the closing Date, which, jointly with the quarterly financial statements of June 30, 2023, was issued today and is included as an annex hereafter.

●	The PCR does not in any way replace the financial information that the Company delivers regularly in accordance with the securities standards and/or applicable regulation and has been prepared with the exclusive purpose of complying with the obligations subsequent to the exit of the Chapter 11 Procedure. Without limiting the generality of the foregoing, this financial information does not constitute or replace in any way the delivery of the corresponding financial statements to the Commission and the market, in terms of content requirements, procedures and submission deadlines provided by said service, in current regulations.

Consequently, and notwithstanding the other limitations detailed in the PCR, we hereby point out that the information contained in this report made exclusively to comply with the obligations subsequent to the departure of the Chapter 11 Procedure, has not been audited, has a limited scope and covers a restricted period of time. Therefore, this information is subject and qualified as per to our quarterly financial statements of June 30, 2023, disclosed on this same date, including limited review by external auditors when appropriate.

Regards,

Ramiro Alfonsin B.

Chief Financial Officer

LATAM Airlines Group S.A.

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UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

In re: LATAM Airlines Group S.A. §

Debtor(s) §

Case No. 20-11254

Lead Case No. 20-11254

☒ Jointly Administered

Post-confirmation Report

Chapter 11

Quarter Ending Date: 06/30/2023

Petition Date: 05/26/2020

Plan Confirmed Date: 06/18/2022

Plan Effective Date: 11/03/2022

This Post-confirmation Report relates to: ◉ Reorganized Debtor

○ Other Authorized Party or Entity: ____________________
Name of Authorized Party or Entity

/s/ Ramiro Alfonsín Balza
Signature of Responsible Party

08/02/2023
Date

Ramiro Alfonsín Balza
Printed Name of Responsible Party

Presidente Riesco 5711, 20th Floor Santiago, Chile
Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

Part 1: Summary of Post-confirmation Transfers

	Current Quarter	Total Since Effective Date
a. Total cash disbursements	$2,178,231,923	$8,822,811,927
b. Non-cash securities transferred	$0	$8,062,911,048
c. Other non-cash property transferred	$0	$0
d. Total transferred (a+b+c)	$2,178,231,923	$16,885,722,975

Part 2: Preconfirmation Professional Fees and Expenses

				Approved Current Quarter	Approved Cumulative	Paid Current Quarter	Paid Cumulative
a.	Professional fees & expenses (bankruptcy) incurred by or on behalf of the debtor		*Aggregate Total*	$146,911	$14,461,473	$146,911	$17,450,355
	Itemized Breakdown by Firm						
		Firm Name	Role				
	i	Cleary Gottlieb Steen & Hamilt	Lead Counsel	$0	$1,410,337	$0	$1,410,337
	ii	Prime Clerk (Claims Agent)	Other	$0	$13,147	$0	$13,147
	iii	Claro & Cia	Local Counsel	$0	$157,136	$0	$157,136
	iv	FTI Consulting Inc	Financial Professional	$0	$599,688	$0	$599,688
	v	Togut, Segal & Segal LLP	Co-Counsel	$0	$220,329	$0	$220,329
	vi	Brigard Urrutia Abogados SAS	Local Counsel	$0	$44,691	$0	$44,691
	vii	Norton Rose Fulbright US	Special Counsel	$0	$100,753	$0	$100,753
	viii	Norton Rose Fulbright London	Special Counsel	$0	$73,360	$0	$73,360
	ix	Dechert LLP	Special Counsel	$0	$686,056	$0	$686,056
	x	Riveron RTS, LLC f/k/a/ Conw	Financial Professional	$0	$188,236	$0	$188,236
	xi	UBS Securities	Financial Professional	$0	$9,717,663	$0	$10,066,497
	xii	Morales & Besa LTDA	Local Counsel	$0	$26,301	$0	$26,301
	xiii	Demarest Advogados	Local Counsel	$0	$41,895	$0	$41,895
	xiv	Klestadt Winters Jureller Southa	Local Counsel	$0	$33,426	$0	$33,426
	xv	Deloitte International Entities	Other	$33,471	$239,834	$33,471	$283,555
	xvi	RPC Abogados	Other	$13,440	$13,440	$13,440	$85,485
	xvii	E&Y Auditores	Other	$0	$78,549	$0	$78,549
	xviii	Ferro Castro Neves	Other	$0	$29,558	$0	$29,558
	xix	PWC Consultores	Other	$0	$300,859	$0	$2,571,121
	xx	Lee, Brock, Camargo Abogados	Other	$0	$386,215	$0	$640,236
	xxi	PJT Partners LP	Financial Professional	$90,000	$90,000	$90,000	$90,000
	xxii	Larrain Vial Servicios Profesion	Financial Professional	$10,000	$10,000	$10,000	$10,000
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UST Form 11-PCR (12/01/2021) 2

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

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				Approved Current Quarter	Approved Cumulative	Paid Current Quarter	Paid Cumulative
b.	Professional fees & expenses (nonbankruptcy) incurred by or on behalf of the debtor		*Aggregate Total*				
	Itemized Breakdown by Firm						
		Firm Name	Role				
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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

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c.	All professional fees and expenses (debtor & committees)			$0	$0	$0	$0

Part 3: Recoveries of the Holders of Claims and Interests under Confirmed Plan

	Total Anticipated Payments Under Plan	Paid Current Quarter	Paid Cumulative	Allowed Claims	% Paid of Allowed Claims
a. Administrative claims	$7,733,705	$14,087	$7,733,705	$7,733,705	100%
b. Secured claims	$283,911,098	$0	$283,911,098	$283,911,098	100%
c. Priority claims	$95,006	$0	$95,006	$95,006	100%
d. General unsecured claims	$9,801,410,368	$138,888	$9,756,388,013	$6,497,846,070	150%
e. Equity interests	$0	$0	$0		

Part 4: Questionnaire

a. Is this a final report? Yes (●) No ( )

If yes, give date Final Decree was entered: 06/29/2023

If no, give date when the application for Final Decree is anticipated: ____________

b. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930? Yes (●) No ( )

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information and provision of this information is mandatory. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6) and to otherwise evaluate whether a reorganized chapter 11 debtor is performing as anticipated under a confirmed plan. Disclosure of this information may be to a bankruptcy trustee when the information is needed to perform the trustee's duties, or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case, or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Post-confirmation Report and its attachments, if any, are true and correct and that I have been authorized to sign this report.

/s/ Ramiro Alfonsín Balza	Ramiro Alfonsin Balza
Signature of Responsible Party	Printed Name of Responsible Party
Chief Financial Officer	08/02/2023
Title	Date

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

Page 1

Other Page 1

Page 2 Minus Tables

Bankruptcy Table 1-50

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Debtor's Name LATAM Airlines Group S.A. Case No. 20-11254

Bankruptcy Table 51-100

Non-Bankruptcy Table 1-50

Non-Bankruptcy Table 51-100

Part 3, Part 4, Last Page

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UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re:	Chapter 11
LATAM Airlines Group S.A., *et al.*,	Case No.: 20-11254 (JLG)
Reorganized Debtors[1].	Jointly Administered

GLOBAL NOTES AND STATEMENTS
OF LIMITATIONS, METHODOLOGY, AND DISCLAIMERS REGARDING
THE REORGANIZED DEBTORS' POST-CONFIRMATION QUARTERLY REPORT

On May 26, 2020 (the "Initial Petition Date"), LATAM Airlines Group S.A. ("LATAM Parent") and its debtor affiliates, as debtors and debtors-in-possession (collectively, "LATAM") in the above-captioned Chapter 11 cases (each an "Initial Debtor," and collectively, the "Initial Debtors") commenced voluntary cases under chapter 11 of title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court").

On July 7, 2020 and July 9, 2020 (each, a "Subsequent Petition Date" and, together with the Initial Petition Date, as applicable to each Debtor, the "Petition Date"), additional LATAM affiliates (the "Subsequent Debtors" and, together with the Initial Debtors, the "Reorganized Debtors") filed voluntary petitions under chapter 11 of the Bankruptcy Code (the "Subsequent Chapter 11 Cases" and, together with the Initial Chapter 11 Cases, the "Chapter 11 Cases").

On June 18, 2022 (the "Confirmation Date"), the Bankruptcy Court entered the *Order (I) Confirming Debtors' Joint Plan of Reorganization of LATAM Airlines Group S.A. et. al. Under Chapter 11 of the Bankruptcy Code and (II) Granting Related Relief* (as modified, ECF No. 5900) (the "Plan"[2]. and the order confirming the Plan, the "Confirmation Order"). On August 31, 2022, the United States District Court for the Southern District of New York (the "District Court") affirmed the Confirmation Order. *See In re LATAM Airlines Grp., S.A.*, No. 22-CV-5891 (DLC), 2022 WL 3910718 (S.D.N.Y. Aug. 31, 2022). On December 14, 2022, the United States Court of

[1] The Reorganized Debtors in these Chapter 11 Cases, along with each Reorganized Debtor's tax identification number (as applicable), are: LATAM Airlines Group S.A. (59-2605885); Lan Cargo S.A. (98-0058786); Transporte Aéreo S.A. (96-9512807); Inversiones Lan S.A. (96-5758100); Technical Training LATAM S.A. (96-847880K); LATAM Travel Chile II S.A. (76-2628945); Lan Pax Group S.A. (96-9696800); Fast Air Almacenes de Carga S.A. (96-6315202); Línea Aérea Carguera de Colombia S.A. (26-4065780); Aerovías de Integración Regional S.A. (98-0640393); LATAM Finance Ltd. (N/A); LATAM-Airlines Ecuador S.A. (98-0383677); Professional Airline Cargo Services, LLC (35-2639894); Cargo Handling Airport Services LLC (30-1133972); Maintenance Service Experts LLC (30-1130248); Lan Cargo Repair Station LLC (83-0460010); Prime Airport Services, Inc. (59-1934486); Professional Airline Maintenance Services LLC (37-1910216); Connecta Corporation (20-5157324); Peuco Finance Ltd. (N/A); LATAM Airlines Perú S.A. (52-2195500); Inversiones Aéreas S.A. (N/A); Holdco Colombia II SpA (76-9310053); Holdco Colombia I SpA (76-9336885); Holdco Ecuador S.A. (76-3884082); Lan Cargo Inversiones S.A. (96-9696908); Lan Cargo Overseas Ltd. (85-7752959); Mas Investment Ltd. (85-7753009); Professional Airlines Services Inc. (65-0623014); Piquero Leasing Limited (N/A); TAM S.A. (N/A); TAM Linhas Aéreas S.A. (65-0773334); ABSA Aerolinhas Brasileiras S.A. (98-0177579); Prismah Fidelidade Ltda. (N/A); Fidelidade Viagens e Turismo S.A. (27-2563952); TP Franchising Ltda. (N/A); Holdco I S.A. (76-1530348); and Multiplus Corretora de Seguros Ltda. (N/A). For the purpose of these Chapter 11 Cases, the service address for the Reorganized Debtors is: 6500 NW 22nd Street Miami, FL 33122.

[2] Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Plan.

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Appeals for the Second Circuit affirmed the District Court order affirming the Confirmation Order. *See In re LATAM Airlines Group S.A.*, No. 22-1940 (2d Cir. Dec. 14, 2022).

On November 3, 2022, the Reorganized Debtors filed the *Notice of (I) Occurrence of Effective Date and (II) Final Deadlines for Filing Certain Claims* (ECF No. 7008) confirming that all conditions precedent to the Effective Date set forth in Section 10.2 of the Plan have been satisfied or waived pursuant to Section 10.3 of the Plan, such that the Plan was substantially consummated, and the Effective Date occurred on November 3, 2022.

On December 14, 2022, the Court entered the *Order (I) Consolidating the Administration of Remaining Matters at the Lead Case; (II) Entering a Final Decree Closing the Affiliate Cases; and (III) Granting Related Relief* (ECF No. 7162), consolidating the remaining claims resolution and other matters of the Reorganized Debtors into the instant case of the Reorganized Debtor, LATAM Parent, and closing the cases of all other Reorganized Debtors.

On June 29, 2023, the Court entered the *Order (I) Entering a Final Decree Closing the Lead case and (II) Granting Related Relief* (ECF No. 7499), closing the case of LATAM Parent.

The Reorganized Debtors have prepared and filed post-confirmation quarterly reports (each, a "PCR") in the Bankruptcy Court. The PCRs have been prepared with the assistance of the Reorganized Debtors' advisors and professionals solely for the purpose of complying with the reporting requirements applicable in the Chapter 11 Cases. The financial information contained herein is unaudited, limited in scope, and is not prepared in accordance with accounting principles generally accepted in the United States of America nor in accordance with the international financial reporting standards ("IFRS") nor in accordance with federal or state securities laws or other applicable non-bankruptcy law or in lieu of complying with any periodic reporting requirements thereunder. Although commercially reasonable efforts have been made to ensure the accuracy and completeness of the PCRs, inadvertent errors or omissions may exist. For the avoidance of doubt, the Reorganized Debtors hereby reserves their rights to amend and supplement each PCR as may be necessary or appropriate.

Each signatory to each PCR has relied upon the efforts, statements, advice, and representations of personnel of the Reorganized Debtors and their advisors and professionals. Each signatory has not (and could not have) personally verified the accuracy of each such statement, representation, and answer contained in each PCR.

With respect to the information disclosed in each PCR, presented below, are notes, methodologies and other information to assist the United States Trustee or any other user of the PCRs in understanding the data and information presented. The following notes are presented in the order in which the sections appear in the PCRs.

Part 1: Summary of Post-confirmation Transfers. Total cash disbursements include transfers made as part of distributions contemplated under the Plan, as well as post-effective transfers made in the ordinary course of business.

Non-cash securities transferred include New Convertible Notes Class A (Series G Notes), New Convertible Notes Class C (Series I Notes) and New Local Notes (Series F). The value of the New Convertible Notes Classes A and C included in the PCRs is based on the total aggregate principal amount as disclosed in the New Convertible Notes Offering.

New Convertible Notes Class A

Pursuant to the Plan, unsecured creditors of LATAM Parent could elect to receive New Convertible Notes Class A in settlement of their allowed Class 5 general unsecured claims against LATAM Parent. Class 5 creditors electing this treatment received USD $1.00 in principal amount of New Convertible Notes Class A in full satisfaction, settlement (*dación en pago*), discharge, and release of USD $1.00 of their allowed general unsecured claims against LATAM Parent.

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Notes and Statements Pg 3 of 3

The amount included in the PCR is the total number of the New Convertible Notes Class A distributed during the reporting period.

New Convertible Notes Class C

Pursuant to the Plan, unsecured creditors of LATAM Parent could elect to receive New Convertible Notes Class C in settlement of their allowed Class 5 general unsecured claims against LATAM Parent. Class 5 creditors electing this treatment received USD $1.9095 in principal amount of New Convertible Notes Class C in exchange for (i) full satisfaction, settlement (*dación en pago*), discharge, and release of USD $1.00 of their allowed general unsecured claims against LATAM Parent, plus (ii) additional cash consideration paid by the creditors of USD $0.90954 for every USD $1.00 of their claims.

The amount included in the PCR is the total number of New Convertible Notes Class C distributed during the reporting period, which is comprised of the amount of the Class 5 claims and the additional cash consideration paid by the creditors during the reporting period.

New Local Notes (Series F)

Pursuant to the Plan, Class 5 creditors that elected Class 5c Treatment received, in full satisfaction, settlement (*dación en pago*), discharge, and release of their Allowed Class 5 Claims a pro rata share of the New Local Notes (Series F) denominated in Unidades de Fomento ("UF"), a local Chilean inflation-indexed currency.

The amount included for the New Local Notes (Series F) in the PCR is the USD equivalent of the New Local Notes (Series F) in UF, converted using the implied rate resulting from dividing the final, approved amount of Series F Subordinated Notes in UF (UF 3,818,042) by the USD equivalent pursuant to the results of the Class 5c election process (USD $130,239,759.12).

Part 2: Preconfirmation Professional Fees and Expenses. The amounts identified in Part 2 of LATAM Parent's PCR (Preconfirmation Professional Fees and Expenses) have been derived, in part, from certain orders entered in these Chapter 11 cases allowing and authorizing payment of certain professionals' fees and expenses as set forth therein. These payments represent payments made after the Effective Date for expenses incurred prior to the Confirmation Date.

Part 3: Recoveries of the Holders of Claims and Interests under Confirmed Plan. Payments, if any, made on or immediately prior to the Effective Date on account of Allowed Claims and equity interests are not included in Part 3. Any such payments were included in the last monthly operating report ("MOR") filed on December 15, 2022.

The Total Anticipated Payments Under the Plan included in the PCR have been calculated using the expected payment amounts for the allowed claims, including cure and assume payments pursuant to Exhibit D of the Reorganized Debtors' Plan Supplement. These payments include cash, New Convertible Notes Class A, New Convertible Notes Class C, and New Local Notes (Series F). The allowed claims presented in this section of the PCR reflect all claims allowed via court stipulations and/or omnibus objections.

Please note, the allowed general unsecured claims presented in the LATAM Parent PCR are less than the Total Anticipated Payments Under the Plan to general unsecured creditors because such payments include the New Convertible Notes Class C issued to creditors electing Class 5b Treatment in exchange for additional cash consideration over-and-above the amount of the underlying claims.

Part 4: Questionnaire. The Bankruptcy Court entered an Order for a Final Decree closing LATAM Parent's case on June 29, 2023. Therefore, this is the last PCR report for LATAM Parent. The 37 subsidiary debtors' cases were previously closed on December 14, 2022.

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